SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2007

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

QIAGEN N.V.

Form 6-K

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2007	December 31, 2006
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$386,070,000	$430,357,000
Marketable securities	98,805,000	52,782,000
Notes receivable	5,817,000	4,247,000
Accounts receivable, net of allowance for doubtful accounts of $4,132,000 and $4,167,000 in 2007 and 2006, respectively	85,980,000	80,429,000
Income taxes receivable	5,712,000	2,901,000
Inventories	66,336,000	64,085,000
Deferred income taxes	19,942,000	18,627,000
Prepaid expenses and other	34,197,000	29,763,000

Total current assets	702,859,000	683,191,000

Long-Term Assets:
Property, plant and equipment, net	224,124,000	221,277,000
Goodwill	153,383,000	160,141,000
Intangible assets, net	131,388,000	118,492,000
Deferred income taxes	10,660,000	2,409,000
Other assets	27,251,000	26,502,000

Total long-term assets	546,806,000	528,821,000

Total assets	$1,249,665,000	$1,212,012,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2007	December 31, 2006
	(unaudited)
Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$6,687,000	$6,599,000
Current portion of capital lease obligations	821,000	823,000
Accounts payable	21,455,000	23,806,000
Accrued and other liabilities	74,592,000	66,197,000
Income taxes payable	22,315,000	13,746,000
Deferred income taxes	5,973,000	5,360,000

Total current liabilities	131,843,000	116,531,000

Long-Term Liabilities:
Long-term debt, net of current portion	490,122,000	489,592,000
Capital lease obligations, net of current portion	12,010,000	12,009,000
Deferred income taxes	22,426,000	21,705,000
Other	5,770,000	6,010,000

Total long-term liabilities	530,328,000	529,316,000

Commitments and Contingencies
Shareholders’ Equity:
Common shares, .01 EUR par value:
Authorized—260,000,000 shares
Issued and outstanding— 150,509,751 shares in 2007 and 150,167,540 shares in 2006	1,539,000	1,535,000
Additional paid-in capital	182,137,000	178,656,000
Retained earnings	357,622,000	344,739,000
Accumulated other comprehensive income	46,196,000	41,235,000

Total shareholders’ equity	587,494,000	566,165,000

Total liabilities and shareholders’ equity	$1,249,665,000	$1,212,012,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three Months Ended March 31,
	2007	2006
Net sales	$127,879,000	$108,715,000
Cost of sales	38,929,000	32,884,000
Cost of sales—acquisition related	—	461,000

Gross profit	88,950,000	75,370,000

Operating Expenses:
Research and development	11,531,000	10,188,000
Sales and marketing	31,303,000	26,419,000
General and administrative	13,624,000	11,529,000
Purchased in-process research and development	—	200,000
Acquisition, integration and related costs	690,000	284,000
Acquisition related intangible amortization	2,598,000	1,505,000
Relocation and restructuring	408,000	—

Total operating expenses	60,154,000	50,125,000

Income from operations	28,796,000	25,245,000

Other Income (Expense):
Interest income	5,166,000	2,010,000
Interest expense	(4,691,000)	(1,458,000)
Other (expense) income, net	(254,000)	781,000

Total other income	221,000	1,333,000

Income before provision for income taxes	29,017,000	26,578,000
Provision for income taxes	9,150,000	8,998,000

Net income	$19,867,000	$17,580,000

Basic and diluted net income per common share	$0.13	$0.12

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended March 31,
	2007	2006
Cash Flows from Operating Activities:
Net income	$19,867,000	$17,580,000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	8,736,000	6,720,000
Provision for losses on accounts receivable	229,000	14,000
Deferred income taxes	492,000	2,066,000
Purchased in-process research and development	—	200,000
Non-cash acquisition costs	—	461,000
Gain on disposition of property and equipment	(5,000)	—
Gain on equity method investees	(380,000)	(326,000)
Incremental tax benefit from exercise of non-qualified stock options	(535,000)	(2,214,000)
Share-based compensation	327,000	84,000

Decrease (increase) in:
Notes receivable	(1,487,000)	(256,000)
Accounts receivable	(5,069,000)	(3,074,000)
Inventories	(2,159,000)	(42,000)
Income tax receivable	(2,741,000)	(159,000)
Prepaid expenses and other	(4,261,000)	820,000
Other assets	(313,000)	106,000

Increase (decrease) in:
Accounts payable	(2,370,000)	405,000
Accrued liabilities	7,759,000	(2,832,000)
Income taxes payable	3,075,000	2,063,000
Other	15,000	712,000

Net cash provided by operating activities	21,180,000	22,328,000

Cash Flows from Investing Activities:
Purchases of land, property and equipment	(6,839,000)	(4,563,000)
Proceeds from sale of property	391,000	158,000
Proceeds from sales of marketable securities	857,000	—
Purchases of marketable securities	(45,265,000)	—
Purchase of intangibles	(14,602,000)	(1,671,000)
Cash paid for acquisitions, net of cash acquired	(3,153,000)	(17,096,000)
Other	163,000	121,000

Net cash used in investing activities	(68,448,000)	(23,051,000)

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Three Months Ended March 31,
	2007	2006
Cash Flows from Financing Activities:
Principal payments on capital leases	(168,000)	(187,000)
Proceeds from subscription receivable	110,000	233,000
Issuance of common shares	2,513,000	4,890,000
Excess tax benefits from stock-based compensation	535,000	2,214,000

Net cash provided by financing activities	2,990,000	7,150,000

Effect of exchange rate changes on cash and cash equivalents	(9,000)	(389,000)
Net increase in cash and cash equivalents	(44,287,000)	6,038,000
Cash and cash equivalents, beginning of period	430,357,000	191,700,000

Cash and cash equivalents, end of period	$386,070,000	$197,738,000

Supplemental Cash Flow Disclosures:
Cash paid for interest	$5,367,000	$2,234,000
Cash paid for income taxes	$7,238,000	$7,339,000
Equipment purchased through capital lease	$59,000	$45,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.

The results of operations for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

2. Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim period, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007. The cumulative effect of approximately $7.0 million related to the adoption FIN 48 was recorded as a reduction to retained earnings. In addition, the Company expects that the adoption of FIN 48 may result in greater volatility in the effective tax rate.

In February 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 155, “Accounting for Certain Hybrid Financial Instruments,” (SFAS 155) which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133) and Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (SFAS 140). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal year beginning after September 15, 2006. The Company adopted this consensus as required on January 1, 2007 without a material impact on the Company’s results of operations, financial condition or liquidity.

In June 2006, the FASB ratified the Emerging Issues Task Force (EITF) consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF Issue No. 06-3 states that the classification of taxes as gross or net is an accounting policy decision that is dependent on type of tax and that similar taxes are to be presented in a similar manner. EITF Issue No. 06-3 is effective for reporting periods beginning after December 15, 2006. The Company adopted this consensus as required on January 1, 2007 without a material impact on the Company’s results of operations, financial condition or liquidity.

New Accounting Standards Not Yet Adopted

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157) SFAS No. 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt this standard as required on January 1, 2008, and management is currently assessing the effect SFAS No. 157 will have on the Company’s results of operations, financial condition and liquidity.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (SFAS No. 159). SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We have not decided if we will adopt SFAS 159 early or if we will choose to measure any eligible financial assets and liabilities at fair value.

3. Share-Based Compensation

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights, incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. The Company had approximately 17.2 million shares of common stock reserved and available for issuance under this plan at March 31, 2007.

Stock Options

Generally, stock options granted vest over a three-year period. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its granted stock options. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes model in accordance with SFAS 123(R) and SAB 107. In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends. Since 2001, the Company’s annual volatility has ranged from 75 percent in 2001 to 26 percent in 2005 with an average of 57 percent during the five-year period.

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. The Company used SAB 107’s simplified method for estimating the expected term of share-based awards granted in 2007 and 2006.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience. For the period ended March 31, 2007, the estimated weighted average forfeiture rate was 6.9%.

During the period ended March 31, 2007, the Company granted options to purchase 249,593 common shares. No stock options or other share awards were granted during the three month period ended March 31, 2006. Following are the weighted-average assumptions used in valuing the stock options granted to employees during the three-month period ended March 31, 2007:

2007
Stock price volatility	39.6%
Risk-free interest rate	4.46%
Expected life (in years)	5.87
Dividend rate	0%

A summary of the status of the Company’s employee stock options as of March 31, 2007 and changes during the three months then ended is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	11,716,539	$13.43
Granted	249,593	$16.73
Exercised	(343,211)	$7.32
Forfeited and cancelled	(58,506)	$16.82

Outstanding at March 31, 2007	11,564,415	$13.66	5.88	$60,031,370

Exercisable at March 31, 2007	11,102,647	$13.56	5.72	$59,486,404

Vested and expected to vest at March 31, 2007	11,528,118	$13.66	0.24	$59,973,961

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2007 was $7.289. For the three months ended March 31, 2007 and 2006, options to purchase 343,211 and 819,505 shares, respectively, were exercised. The total intrinsic value of options exercised during the three months ended March 31, 2007 and 2006 was $3.8 million and $6.5 million, respectively.

The unrecognized share-based compensation expense related to employee stock option awards is approximately $3.0 million and will be recognized over a weighted average period of approximately 1.69 years.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. Generally, restricted stock units vest over a ten-year period. The fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 0.3% for the three months ended March 31, 2007. For the three months ended March 31, 2007, the Company recognized $91,000 in share-based compensation cost related to these restricted stock unit awards. At March 31, 2007, there was $10.7 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 4.54 years.

The weighted average grant date fair value of restricted stock units granted during the first quarter of 2007 was $16.39. A summary of the Company’s restricted stock units as of March 31, 2007 and changes during the three months then ended is presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	—
Granted	659,669
Exercised	—
Forfeited and cancelled	—

Outstanding at March 31, 2007	659,669	4.54	$11,295,317

Vested and expected to vest at March 31, 2007	648,582	4.52	$11,142,633

Compensation Expense

Total share-based compensation expense for the three months ended March 31, 2007 is comprised of the following:

Compensation Expense	March 31, 2007
Cost of sales	$19,000
Research and development	57,000
Sales and marketing	60,000
General and administrative	191,000

Share-based compensation expense before taxes	327,000
Income tax benefit	112,000

Net share-based compensation expense	$215,000

For the three-months ended March 31, 2006, compensation expense of $84,000 was expensed to general and administrative expense. No compensation cost was capitalized in inventory in 2007 or 2006 as the amounts were not material.

4. Net Income Per Common Share

Net income per common share for the three months ended March 31, 2007 and 2006 are based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended March 31,
	2007	2006
Weighted average number of common shares used to compute basic net income per common share	150,389,000	148,892,000
Dilutive effect of warrants	2,827,000	686,000
Dilutive effect of stock options and restricted stock units	2,983,000	2,700,000

Weighted average number of common shares used to compute diluted net income per common share	156,199,000	152,278,000

Outstanding stock options having no dilutive effect, not included in above calculation	2,438,000	3,573,000

Outstanding warrants having no dilutive effect, not included in above calculation	24,037,000	11,175,000

5. Acquisitions

The Company has undertaken restructuring activities at acquired businesses. These activities, which were accounted for in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” (EITF Issue No. 95-3) have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF Issue No. 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill. Accrued acquisition expenses are included in accrued and other liabilities in the accompanying balance sheet.

Changes in the acquisition accrual for the period ended March 31, 2007 are as follows:

	Relocation, severance and employee related	Lease and facility	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2006	$773,000	$1,967,000	$538,000	$3,278,000
Amounts accrued	117,000	129,000	—	246,000
Amounts paid in cash or settled	(749,000)	(1,650,000)	(199,000)	(2,598,000)

ACCRUAL BALANCE AT MARCH 31, 2007	$141,000	$446,000	$339,000	$926,000

6. Relocation and Restructure

In line with the Company’s focus of streamlining and strengthening its operations, in 2007 and 2006 relocation and restructuring costs recorded are primarily related to the restructuring of previously acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. As of March 31, 2007, the relocation and restructuring was substantially complete, with remaining costs of approximately $100,000 expected to be incurred in the second quarter 2007. The Company expects that restructuring charges will total approximately $2.0 million, of which $1.9 million in total has been expensed through March 31, 2007.

Changes in the relocation and restructure accrual for the three-month period ended March 31, 2007 are as follows:

	Relocation, severance and employee related	Lease and facility	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2006	$279,000	$—	$47,000	$326,000
Amounts accrued	191,000	134,000	1,000	326,000
Amounts paid in cash or settled	(243,000)	—	(12,000)	(255,000)

ACCRUAL BALANCE AT MARCH 31, 2007	$227,000	$134,000	$36,000	$397,000

7. Variable Interest Entities

FASB revised Interpretation No. 46 (FIN 46 (R)), “Consolidation of Variable Interest Entities,” requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

Since November 1999, the Company has had a 50% interest in a joint venture company, PreAnalytiX GmbH, for which neither joint venture partner is the primary beneficiary within the provisions of FIN 46 (R). Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity reported net profit for the period ended March 31, 2007.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing convertible debt in 2004. During the first quarter of 2006, the Company established QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance) for the purpose of issuing additional convertible debt. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, the Company completed the offering of $300.0 million 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. According to the provisions of FIN 46 (R), QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments pursuant to Accounting Principles Board Opinion No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

8. Derivatives and Hedging

The Company accounts for its derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures.

The Company has forward and swap arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated intercompany loans. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. Gains or losses from changes in the fair market values are included in other miscellaneous income (expense), net.

9. Debt

The Company has five separate lines of credit amounting to approximately $11.9 million with variable interest rates, none of which was utilized at March 31, 2007.

At March 31, 2007, long-term debt totaled approximately $496.8 million, of which $6.7 million was current and includes a note payable of EUR 5.0 million (approximately $6.7 million at March 31, 2007) which is due in June 2008, and a note payable of EUR 30.0 million (approximately $40.1 million at March 31, 2007) which is due in annual installments through June 2011. These notes bear interest at a variable rate at EURIBOR plus 0.75%. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at March 31, 2007.

In August 2004, the Company completed the sale of $150.0 million principal amount of 1.50% convertible unsubordinated notes due 2024 (2004 Notes), through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At March 31, 2007, $150.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest rate of 1.95% and are due in August 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.9 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019.

In May 2006, the Company completed the offering of $300.0 million of 3.25% senior convertible notes (2006 Notes) due in 2026 through a new unconsolidated subsidiary QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At March 31, 2007, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to EUR Finance have an effective fixed interest rate of 4.2% and are due in May 2013. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022.

10. Inventories

The components of inventories consist of the following as of March 31, 2007 and December 31, 2006:

	2007	2006
Raw materials	$23,342,000	$22,376,000
Work in process	25,162,000	23,229,000
Finished goods	17,832,000	18,480,000

Total inventories	$66,336,000	$64,085,000

11. Intangible Assets

The following sets forth the intangible assets by major asset class as of March 31, 2007 and December 31, 2006:

	2007		2006
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$55,838,000	$(12,821,000)	$41,362,000	$(11,744,000)
Developed technology	79,353,000	(13,416,000)	78,814,000	(11,690,000)
Customer Base and Trademarks	25,836,000	(3,402,000)	24,220,000	(2,470,000)

	$161,027,000	$(29,639,000)	$144,396,000	$(25,904,000)

Unamortized Intangible Assets:
Goodwill	$153,383,000		$160,141,000

The changes in the carrying amount of goodwill for the three months ended March 31, 2007 relate to purchase price adjustments, primarily due to tax matters in connection with 2006 acquisitions, and foreign currency translation.

Amortization expense on intangible assets totaled approximately $3.4 million for the three-month period ended March 31, 2007. Amortization of intangibles for the next five years is expected to be approximately:

2008	$14,171,000
2009	$13,763,000
2010	$13,327,000
2011	$12,831,000
2012	$11,435,000

12. Income Taxes

The provision for income taxes for the three-month periods ended March 31, 2007 and 2006 is based upon the estimated annual effective rate. Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In the first quarter of 2007, the effective tax rate was 32% compared to the first quarter 2006 effective rate of 34% due to such fluctuations. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

The Company adopted the provisions of FIN 48 on January 1, 2007 which resulted in a decrease of approximately $7.0 million to the January 1, 2007, balance of retained earnings.

As of the date of adoption, the Company’s unrecognized tax benefits totaled approximately $13.8 million, of which $10.3 million in benefits, if recognized, would favorably affect our effective tax rate in any future period. The remaining $3.5 million in unrecognized tax benefits are related to acquired net operating losses for which no deferred tax benefit has been recorded. It is possible that an amount of approximately $4.6 million may be released during the next 12 months. This amount relates predominantly to uncertain tax positions in Germany as a result of the Company’s reorganization efforts in 2002. This matter is expected to be settled either in the course of the ongoing tax audit in Germany or when the statute of limitations expires. We cannot reasonably estimate the range of the potential outcome.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2002.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At the date of adoption of FIN 48, we had $1.8 million of accrued interest included in other liabilities in the accompanying consolidated balance sheet.

13. Shareholders’ Equity

The following tables detail the changes in shareholders’ equity from December 31, 2006 to March 31, 2007 and from December 31, 2005 to March 31, 2006, respectively:

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount

BALANCE AT DECEMBER 31, 2006	150,167,540	$1,535,000	$178,656,000	$344,739,000	$41,235,000	$566,165,000

Net income	—	—	—	19,867,000	—	19,867,000
Proceeds from subscription receivable	—	—	110,000	—	—	110,000
Unrealized loss, net on marketable securities	—	—	—	—	(26,000)	(26,000)
Realized loss, net on forward contracts	—	—	—	—	45,000	45,000
Unrealized gain, net on forward contracts	—	—	—	—	363,000	363,000
Translation adjustment	—	—	—	—	4,579,000	4,579,000
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,984,000)	—	(6,984,000)
Issuance of common shares in connection with stock option exercises	342,211	4,000	2,509,000	—	—	2,513,000
Share-based compensation	—	—	327,000	—	—	327,000
Incremental tax benefit from exercise of non-qualified stock options	—	—	535,000	—	—	535,000

BALANCE AT MARCH 31, 2007	150,509,751	$1,539,000	$182,137,000	$357,622,000	$46,196,000	$587,494,000

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount

BALANCE AT DECEMBER 31, 2005	148,455,864	$1,513,000	$157,796,000	$274,200,000	$16,948,000	$450,457,000

Net income	—	—	—	17,580,000	—	17,580,000
Proceeds from subscription receivable	—	—	233,000	—	—	233,000
Unrealized loss, net on marketable securities	—	—	—	—	(3,000)	(3,000)
Unrealized gain, net on forward contracts	—	—	—	—	248,000	248,000
Translation adjustment	—	—	—	—	4,962,000	4,962,000
Issuance of common shares in connection with stock option exercises	819,505	10,000	4,880,000	—	—	4,890,000
Share-based compensation	—	—	84,000	—	—	84,000
Incremental tax benefit from exercise of non-qualified stock options	—	—	2,214,000	—	—	2,214,000

BALANCE AT MARCH 31, 2006	149,275,369	$1,523,000	$165,207,000	$291,780,000	$22,155,000	$480,665,000

14. Comprehensive Income

The components of comprehensive income for the three-month periods ended March 31, 2007 and 2006 are as follows:

	Three Months Ended March 31,
	2007	2006
Net income	$19,867,000	$17,580,000
Net unrealized (loss) on marketable securities	(26,000)	(3,000)
Net realized loss on forward contracts	45,000	—
Net unrealized gain (loss) on forward contracts	363,000	248,000
Foreign currency translation gain (loss) adjustments	4,579,000	4,962,000

Comprehensive income	$24,828,000	$22,787,000

The following table is a summary of the components of accumulated other comprehensive income as of March 31, 2007 and December 31, 2006:

	2007	2006
Net unrealized gain on marketable securities	$1,377,000	$1,404,000
Net unrealized gain (loss) on forward contracts, net of tax of $48,000 and $175,000 in 2007 and 2006, respectively	119,000	(289,000)
Transition adjustment upon adoption of FAS 158	(204,000)	(204,000)
Foreign currency translation adjustments	44,904,000	40,324,000

Accumulated other comprehensive income	$49,196,000	$41,235,000

15. Commitments and Contingencies

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, the Company could be required to make additional contingent cash payments totaling up to $44.6 million based on the achievement of certain revenue and operating results milestones as follows: $16.9 million in 2007, $6.7 million in 2008, $4.0 million in 2009, and $17.0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and $1.0 million payable upon the grant of certain patent rights.

Commitments

From time to time the Company may be party to legal proceedings incidental to its business. As of March 31, 2007, certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of March 31, 2007 appropriately reflects the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations during the three-month period ended March 31, 2007 are as follows:

BALANCE AT DECEMBER 31, 2006	$1,413,000
Provision charged to income	428,000
Usage	(615,000)
Adjustments to previously provided warranties, net	(5,000)
Currency translation	6,000

BALANCE AT MARCH 31, 2007	$1,227,000

16. Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. In 2006, considering recent acquisitions, the Company revised its segment presentation. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	Three Months Ended March 31,
Net Sales	2007	2006
North America	$88,586,000	$77,339,000
Germany	59,878,000	51,083,000
Switzerland	11,691,000	7,556,000
Asia	17,159,000	11,433,000
Rest of World	33,384,000	25,519,000
Corporate	83,000	139,000

Subtotal	210,781,000	173,069,000
Intersegment Elimination	(82,902,000)	(64,354,000)

Total	$127,879,000	$108,715,000

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales.

	Three Months Ended March 31,
Intersegment Sales	2007	2006
North America	$(38,561,000)	$(29,327,000)
Germany	(35,663,000)	(29,895,000)
Switzerland	(8,090,000)	(5,070,000)
Asia	(476,000)	(53,000)
Rest of World	(112,000)	—
Corporate	—	(9,000)

Total	$(82,902,000)	$(64,354,000)

Intersegment sales are generally accounted for by a formula based on local list prices or manufacturing costs and eliminated in consolidation.

	Three Months Ended March 31,
Operating Income (Loss)	2007	2006
North America	$11,516,000	$11,539,000
Germany	13,392,000	12,276,000
Switzerland	74,000	(572,000)
Asia	2,163,000	2,471,000
Rest of World	5,763,000	4,330,000
Corporate	(1,986,000)	(803,000)

Subtotal	30,922,000	29,241,000
Intersegment Elimination	(2,126,000)	(3,997,000)

Total	$28,796,000	$25,244,000

The Corporate component of operating income (loss) is primarily general and administrative expenses. The intersegment elimination represents primarily the elimination of intercompany profit.

Assets	March 31, 2007	December 31, 2006
North America	$308,864,000	$313,599,000
Germany	367,629,000	352,173,000
Switzerland	94,691,000	93,134,000
Asia	76,148,000	71.580,000
Rest of World	107,132,000	103,205,000
Corporate	1,367,233,000	1,360,732,000

Subtotal	2,321,697,000	2,294,423,000
Intersegment Elimination	(1,072,032,000)	(1,082,411,000)

Total	$1,249,665,000	$1,212,012,000

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

17. Subsequent Events

In April 2007, the Company announced, that its subsidiary QIAGEN North American Holdings, Inc. has signed a definitive merger agreement with eGene, Inc. (Nasdaq OTC/BB: EGEI) pursuant to which eGene would become a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. The transaction has been approved by the boards of directors of both companies and is expected to close, subject to regulatory and stockholder approvals and customary closing conditions, in the third quarter of 2007. Under the terms of the merger agreement, QIAGEN North American Holdings, Inc. will offer $0.65 in cash and 0.0416 common shares of QIAGEN stock per share of eGene stock. The aggregate purchase consideration amounts to approximately $34.0 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

In addition to the other information set forth in this Report, you should carefully consider the factors discussed in Part I, Item 3 under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2006, which could materially affect our business, financial condition or future results of operations. The risks described in our Annual Report on Form 20-F are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Results of Operations

Overview

We believe that we are the leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies. We have developed a comprehensive portfolio of more than 500 proprietary consumable products and automated solutions for sample collection, and nucleic acid and protein handling, separation, and purification. We also supply diagnostic kits, tests, and assays and instrumentation for human and veterinary molecular diagnostics. Our products are sold to academic research markets, and to leading pharmaceutical and biotechnology companies, as well as to diagnostics laboratories. We also provide purification and testing solutions to applied testing markets, such as forensics, animal and food testing, and pharmaceutical process control. We employ more than 1,900 people worldwide. We sell our products through a dedicated sales force and a global network of distributors in more than 40 countries.

Since 2001, we have had compound annual growth rate of approximately 13% in net sales and 24% in net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

In April 2007, we announced that our subsidiary QIAGEN North American Holdings, Inc. has signed a definitive merger agreement with eGene, Inc. (Nasdaq OTC/BB: EGEI) pursuant to which eGene would become a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. The transaction has been approved by the boards of directors of both companies and is expected to close, subject to regulatory and stockholder approvals and customary closing conditions, in the third quarter of 2007.

On a consolidated basis, operating income increased to $28.8 million in the three-month period ended March 31, 2007 from $25.2 million in the same period of 2006. Our financial results include the contributions of our recent acquisitions, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development, and costs related to the relocation and closure of certain of our facilities formerly located in Norway, Canada and Fremont, California. Our results also reflect the benefits of our previous relocation and restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiaries, QIAGEN Finance (Luxembourg) S.A., or QIAGEN Finance, and QIAGEN Euro Finance (Luxembourg) S.A., or Euro Finance, which were established as financing vehicles for the issuance of convertible debt, are not consolidated.

The following table sets forth operating income by segment for the three months ended March 31, 2007 and 2006. Further segment information can be found in Note 16 in the accompanying financial statements.

	Three Months Ended March 31,
Operating Income (Loss)	2007	2006
North America	$11,516,000	$11,539,000
Germany	13,392,000	12,276,000
Switzerland	74,000	(572,000)
Asia	2,163,000	2,471,000
Rest of World	5,763,000	4,330,000
Corporate	(1,986,000)	(803,000)

Subtotal	30,922,000	29,241,000
Intersegment Elimination	(2,126,000)	(3,997,000)

Grand Total	$28,796,000	$25,244,000

In Germany, operating income was higher in the first quarter of 2007 compared to the first quarter of 2006 primarily due to an increase in sales partially offset by an increase in research and development expense as a result of intercompany transfers of technology and license agreements.

In the first quarter of 2007, operating income in North America slightly decreased compared to the same period in 2006. In the three months ended March 31, 2007, the United States experienced an increase in consumable sales, however, operating expenses in the United States were also higher as a result of the recent acquisitions, integrations and relocation efforts.

In Switzerland, the increase in operating income in the first quarter of 2007 as compared to the same period in 2006 was primarily due to an increase in instrumentation sales as well as a decrease in research and development expense as a result of intercompany transfers of technology and license agreements.

The net decrease in operating income in our Asia segment is primarily due to increases in operating income in China and our new expansions in Korea and Singapore, offset by results from our Japanese subsidiary which, during the first quarter of 2007, experienced lower gross margins as compared to the same period in 2006 as a result of intercompany transfer prices.

The operating income increase in our Rest of World segment is primarily due to increased sales in the first quarter of 2007 as compared to the same period in 2006.

The increased operating loss in our Corporate segment during the three months ended March 31, 2007, as compared to the same period in 2006, was primarily due to an increase in general and administrative costs related to subsidiaries established in the later half of 2006. These new subsidiaries perform corporate functions only, and as a result, the increase in general and administrative expenses represents corporate costs that were previously recorded by other subsidiaries.

First Quarter Ended March 31, 2007 compared to 2006

Net Sales

In the first quarter of 2007, net sales increased 18% to $127.9 million compared to $108.7 million in the first quarter of 2006. In the first quarter of 2007, net sales in Germany increased 14%, net sales in Asia increased 47%, primarily driven by Singapore, China, and Korea, net sales in North America increased 4% and net sales in Rest of World increased 30%. The increase in sales was primarily the result of an increase in our consumables products sales which experienced a growth rate of 15% in the first quarter of 2007 as compared to the same period in 2006. The increase in consumable sales includes organic growth and sales from our recently acquired businesses. During the first quarter of 2007, sales from our instrumentation products increased 46% compared to 2006. Sales of our other offerings, primarily services, which represented 1% of our 2007 net sales, decreased 11% in 2007 as compared to 2006.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During the first quarter of 2007, we introduced 13 new products in preanalytical sample management, assay technologies and molecular diagnostic assays. We also launched a new sample processing platform, the QIAcube, which allows users to fully automate the processing of almost all of our consumable products. The QIAcube, which we officially started shipping to customers in April, received the distinguished New Product Award Designation of the Association for Laboratory Automation in February 2007.

A significant portion of our revenues is denominated in euros and other currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales. For the three months ended March 31, 2007, using identical foreign exchange rates for both periods, net sales would have increased approximately 13% as compared to the reported increase of 18%.

Gross Profit

Gross profit was $88.9 million, or 70% of net sales, in the quarter ended March 31, 2007 as compared to $75.4 million, or 69% of net sales, for the same period in 2006. For the year ended December 31, 2006, gross profit was 70% as a percentage of net sales. The absolute dollar increase in 2007 compared to 2006 is attributable to the increase in net sales. The gross margin of 70% in the first quarter of 2007 as compared to the gross margin of 69% in the first quarter of 2006 reflects a favorable impact from increased production capacity which resulted in higher cost absorption, along with the impact from the increase in consumable sales. Our consumable products have a higher gross margin than our instrumentation products and fluctuations in the sales levels of these products can result in fluctuation in our gross margin during a quarter when compared to the gross margin of another quarter. During the three-month periods ended March 31, 2007 and 2006, instrumentation sales represented approximately 10% and 8% of our total sales, respectively. In connection with our acquisition in the first quarter of 2006, we expensed $461,000 of inventory to cost of sales which will be replaced with products integrating newly acquired technologies.

Research and Development

Research and development expenses increased 13% to $11.5 million (9% of net sales) in the first quarter of 2007 compared to $10.2 million (9% of net sales) in the same period of 2006. Using identical foreign exchange rates for both quarters, research and development expenses increased approximately 6%. Our recent acquisitions of new technologies have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510(k) and CE approval of our artus and Genaco assays. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 18% to $31.3 million (24% of net sales) in the first quarter of 2007 from $26.4 million (24% of net sales) in the same period of 2006. Using identical foreign exchange rates in each quarter, sales and marketing expenses increased 14%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in the three-month period ended March 31, 2007 as compared to the same period in 2006 includes expenses related to creating separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics, as well as to sales organizations in our newly acquired or established subsidiaries. We anticipate that sales and marketing costs will increase along with new product introductions and continued growth in sales of our products.

General and Administrative

General and administrative expenses increased 18% to $13.6 million (11% of net sales) in the first quarter of 2007 from $11.5 million (11% of net sales) in the same period of 2006. Using identical foreign exchange rates for both quarters, general and administrative expenses increased approximately 13%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, has continued to expand along with our growth. The increase in general and administrative expenses in 2007 includes expenses related to our newer subsidiaries.

Acquisition, Integration and Related Costs

During the three-month period ended March 31, 2007, we recorded costs of $690,000 related to the integration of recently acquired subsidiaries in North America and Asia. This amount included $117,000 in severance and employee related costs, and $530,000 in costs related to the integration of the recently acquired companies.

In connection with acquisitions in the first quarter of 2006, we recorded a charge of $200,000 for purchased in-process research and development. Costs related to the acquisitions of 2006 included $461,000 related to inventory which needed to be replaced with products suitable to the newly acquired technologies, and costs related to the integration of $284,000.

Relocation and Restructuring Costs

Relocation and restructuring costs recorded in the three-month period ended March 31, 2007 are primarily related to the 2006 restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. These costs consisted primarily of relocation and severance costs of $173,000, lease and facility costs of $135,000 and other costs of $100,000. We expect that restructuring charges related to these closures and relocations will total approximately $2.0 million, of which $1.9 million in total has been recorded through March 31, 2007.

Other Income (Expense)

Other income was $221,000 in the first quarter of 2007 compared to other income of $1.3 million in the first quarter of 2006. This decrease in expense was mainly due to higher interest expense and a loss on foreign currency transactions, partially offset by higher interest income.

For the quarter ended March 31, 2007, interest income increased to $5.2 million from $2.0 million in the same period of 2006. The increase in interest income was primarily the result of an increase in amounts invested during the first quarter of 2007 as compared to the same period in 2006, along with an increase in interest rates. At March 31, 2007, we had $386.1 million in cash and cash equivalents compared to $197.7 million at March 31, 2006. As of March 31, 2007, we had $98.8 million invested in marketable securities, compared to $15.0 million at March 31, 2006.

Interest expense increased to $4.7 million in the first quarter of 2007 compared to $1.5 million in 2006. Interest costs relate primarily to our long-term borrowings from QIAGEN Finance and the new borrowings from Euro Finance along with other long-term debt. The increase in interest expense in the three-month period ended March 31, 2007 as compared to the same period in 2006 is primarily due to the interest expense on the May 2006 borrowings from Euro Finance.

In the three months ended March 31, 2007, research and development grant income from European, as well as German, state and federal government grants decreased to $27,000 from $77,000 in the same period of 2006. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

In the three-month period ended March 31, 2007, we recorded a net gain from equity method investees of $380,000 compared to $326,000 in the same period of 2006. The gain primarily represents our share of profits from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

We recorded a loss from foreign currency transactions of $446,000 in the first quarter of 2007 as compared to a gain of $283,000 in the first quarter of 2006. The gain or loss from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the European Union euro, the British pound, the Swiss franc, the Norwegian and Swedish krones, the U.S. dollar, the Australian dollar, the Canadian dollar, the Chinese yuan, the Malaysian ringgit, the Korean Won, the Hong Kong dollar and the Japanese yen. See “Currency Fluctuations”.

Provision for Income Taxes

Our effective tax rate decreased to 32% in the first quarter of 2007 compared to 34% in the first quarter of 2006. Our operating subsidiaries are exposed to effective tax rates ranging from approximately 0% to approximately 42%. Fluctuations in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements. In addition, the Company expects that the adoption of FIN 48 may result in greater volatility in the effective tax rate.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements, including acquisitions. As of March 31, 2007 and December 31, 2006, we had cash and cash equivalents of $386.1 million and $430.4 million, respectively, and investments in current marketable securities of $98.8 million and $52.8 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currencies of our subsidiaries to meet local working capital needs. At March 31, 2007, cash and cash equivalents had decreased by $44.3 million over December 31, 2006 primarily due to an investment in marketable securities during the first quarter of $45.3 million. Marketable securities consist of fixed and floating rate debt instruments. As of March 31, 2007 and December 31, 2006, we had working capital of $571.0 million and $566.7 million, respectively.

Operating Activities. For the periods ended March 31, 2007 and 2006, we generated net cash from operating activities of $21.2 million and $22.3 million, respectively. Cash provided by operating activities decreased in 2007 compared to 2006 primarily due to increases in inventories, prepaid and other expenses and accounts receivable, partially offset by increases in net income, depreciation and amortization and accrued liabilities. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $68.4 million of cash was used in investing activities during the period ended March 31, 2007, compared to $23.1 million for the period ended March 31, 2006. Investing activities during the first quarter of 2007 consisted principally of purchases of property and equipment and cash paid for acquisitions, primarily milestone payments, and the purchase of intangible assets.

In the third quarter of 2006, we began construction of a new logistics center located in Germany. The new facility will occupy approximately 61,000 square feet and will cost an estimated EUR 9.0 million, of which EUR 8.4 million (approximately $11.2 million) had been incurred through March 31, 2007. The new logistics facility along with future expansions and acquisitions may result in increased investing activities compared to prior periods.

Financing Activities. Financing activities provided $3.0 million in cash for the three months ended March 31, 2007, compared to $7.2 million for the three months ended March 31, 2006. Cash provided during the period was primarily due to the issuance of common shares as a result of stock option exercises, tax benefits from stock-based compensation and proceeds received in connection with agreements to issue shares to QIAGEN Finance and Euro Finance, partially offset by capital lease payments.

We have credit lines totaling $11.9 million at variable interest rates, none of which was utilized as of March 31, 2007. We also have capital lease obligations, including interest, in the amount of $12.8 million, and carry $496.8 million of long-term debt.

We have a note payable of EUR 30.0 million, (approximately $40.1 million at March 31, 2007) which bears interest at a variable interest rate of EURIBOR plus 0.75%, is due in annual payments of EUR 5.0 million through June 2011, and a note payable of EUR 5.0 million (approximately $6.7 million at March 31, 2007) which is due in June 2008.

We have notes payable which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At March 31, 2007, $150.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. The 2004 Notes have an effective rate of 1.95%, are due in August 2011and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in May 2013 and are convertible into shares of our common stock at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity and convertible notes, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

At March 31, 2007, we had $386.1 million in cash and cash equivalents and $98.8 million in marketable securities, of which $19.9 million was invested in fixed rate debt securities. Interest income earned on our cash investments and our floating rate note marketable securities is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. A hypothetical adverse 10% movement in market interest rates would decrease 2007 earnings by approximately $49,000.

Borrowings against lines of credit are at variable interest rates. At March 31, 2007, and December 31, 2006, we did not have any amounts outstanding under our lines of credit. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At March 31, 2007, we had $496.8 million in long-term debt, of which $46.8 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2007 quarter-to-date earnings by approximately $33,000, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, Norwegian krone and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2006 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

In the ordinary course of business, we purchase instruments with which we intend to hedge foreign currency fluctuations with the principal objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally, we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes.

At March 31, 2007, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At December 31, 2006 and 2005, we did not have any significant foreign currency exchange option holdings.

During 2005, our German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign-currency-denominated liabilities. These forward contracts total $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

We have two additional forward arrangements which qualify as cash flow hedges of foreign-currency-denominated liabilities. At March 31, 2007, we held a contract for CND 8.0 million which matures in February 2008. Additionally, we held a contract for JPY 200.0 million which matured in April 2007.

Foreign Currency Exchange Rate Risk

We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. The exposure results primarily from those transactions between the manufacturing subsidiaries and the U.S.

The foreign currency exchange rate risk is partially offset by transactions of the manufacturing subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put and call options that are purchased to protect the majority of the existing and/or anticipated receivables resulting from intercompany sales from the manufacturing subsidiary to the U.S. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that our exposure to foreign currency exchange rate risk is material.

Application of Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangibles, and income taxes. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Accounts Receivable. Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

Investments. We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods, and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets. We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

Share-Based Compensation. Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards. Effective January 1, 2006, we adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment”, (SFAS 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment”, (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all equity-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and compensation cost for all equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Refer to “Overview” above and Footnote 3 in the accompanying financial statements for further discussion of our adoption of SFAS 123(R).

We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award.

Income Taxes. The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL), the utilization of which is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products, and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in our Annual Report on Form 20-F for the year ended December 31, 2006 which contains a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Authoritative Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We will adopt this standard as required on January 1, 2008, and management is currently assessing the effect SFAS 157 will have on our results of operations, financial condition and liquidity.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (SFAS 159). SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We have not decided if we will adopt SFAS 159 early or if we will choose to measure any eligible financial assets and liabilities at fair value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: May 15, 2007